Exhibit 12

February 27, 2017	ATTORNEYS AT LAW 777 EAST WISCONSIN AVENUE MILWAUKEE, WI 53202-5306 414.271.2400 TEL 414.297.4900 FAX www.foley.com CLIENT/MATTER NUMBER 082961-0137

Hennessy Funds Trust 7250 Redwood Blvd. Suite 200 Novato, California 94945
Re:	Federal income tax consequences of the reorganization of assets of the Hennessy Large Value Fund into the Hennessy Cornerstone Value Fund

Ladies and Gentlemen:

As counsel to Hennessy Funds Trust, a Delaware statutory trust (the “Trust”), we have been asked to advise you concerning the anticipated federal income tax consequences of the transactions to be carried out under that certain Agreement and Plan of Reorganization, dated as of February 9, 2017 (the “Plan”), relating to the reorganization of the assets and liabilities of the Hennessy Large Value Fund (the “Acquired Fund”), a series of the Trust, into the Hennessy Cornerstone Value Fund (the “Acquiring Fund”), another series of the Trust.

The following transactions (referred to collectively herein as the “Transaction”) are contemplated under the Plan: (1) the Acquired Fund will transfer all of its assets to the Acquiring Fund solely in exchange for voting shares of the Acquiring Fund and the assumption by the Acquiring Fund of all the liabilities of the Acquired Fund, and (2) the Acquired Fund will distribute the voting shares of the Acquiring Fund received as described in clause (1) to its shareholders in liquidation of the Acquired Fund.

Schedule A shows certain information regarding the investment objectives and investment policies of the Acquired Fund and the Acquiring Fund, which information is excerpted from the Prospectus filed by the Trust with the Securities and Exchange Commission with respect to the Transaction (the “Prospectus”).

Except as otherwise provided, all terms not defined herein shall have the meanings ascribed to them (or defined by reference) in the Plan.  For purposes of this opinion, the term “Code” means the Internal Revenue Code of 1986, as amended, and all Section references are to the Code unless otherwise specified.

BOSTON BRUSSELS CHICAGO DETROIT	JACKSONVILLE LOS ANGELES MADISON MIAMI	MILWAUKEE NEW YORK ORLANDO SACRAMENTO	SAN DIEGO SAN FRANCISCO SHANGHAI SILICON VALLEY	TALLAHASSEE TAMPA TOKYO WASHINGTON, D.C.

Hennessy Funds Trust
February 27, 2017

We assume, for purposes of this opinion, that neither dissenters’ rights nor appraisal rights will be available to the shareholders of the Acquired Fund.  In rendering the opinion contained herein, we have relied on the following representations:

(a)    The Trust is registered under the Investment Act of 1940, as amended (the “1940 Act”), as an open-end management investment company.

(b)    Each of the Acquired Fund and the Acquiring Fund is one of a series of funds of the Trust and is treated as a separate corporation for federal income tax purposes pursuant to Section 851(g) of the Code.

(c)    Each of the Acquired Fund and the Acquiring Fund has elected to be taxed as a regulated investment company (“RIC”) under Section 851 of the Code for all its taxable periods (including the last short taxable period ending on the date of the Transaction in the case of the Acquired Fund) and has qualified for the special tax treatment afforded RICs under the Code.  The Acquiring Fund intends to continue to qualify as a RIC after the Transaction.

(d)    Each shareholder of the Acquired Fund will receive in the Transaction solely voting shares of the Acquiring Fund in exchange for shares of the Acquired Fund.

(e)    The fair market value of the voting shares of the Acquiring Fund received by each shareholder of the Acquired Fund will be equal to the fair market value of the shares of the Acquired Fund surrendered in exchange therefor.

(f)    The Acquiring Fund will acquire at least 90 percent of the fair market value of the net assets and at least 70 percent of the fair market value of the gross assets held by the Acquired Fund immediately prior to the Transaction.  For purposes of this representation, amounts used by the Acquired Fund to pay its transaction expenses, and all redemptions and distributions (except for distributions and redemptions occurring in the ordinary course of the Acquired Fund’s business as an open‑end investment company pursuant to Section 22(e) of the 1940 Act) made by the Acquired Fund immediately before the Transaction will be included as assets of the Acquired Fund held immediately prior to the Transaction.

(g)    The Acquiring Fund has no plan or intention to reacquire any of its shares issued in the Transaction, except to the extent necessary to comply with its legal obligations to redeem its own shares under Section 22(e) of the 1940 Act.

(h)    The Acquiring Fund has no plan or intention to effect dispositions of more than 66% (by market value) of the portfolio assets of the Acquired Fund acquired in the Transaction, other than dispositions made in the ordinary course of business.

Hennessy Funds Trust
February 27, 2017

(i)    On the date of the Transaction, at least 34% (by market value) of the portfolio assets of the Acquired Fund meet the investment objectives, strategies, policies, risks, and restrictions of the Acquiring Fund (as set forth in Schedule A).  On the date of the Transaction, the Acquired Fund will not have altered its portfolio in connection with the Transaction to meet this 34% threshold.  On the date of the Transaction, the Acquiring Fund will have no plan or intention to change any of its investment objectives, strategies, policies, risks, and restrictions after the Transaction.

(j)    To the knowledge of the Acquiring Fund’s management, as of the business day preceding the Transaction, there was no plan or intention by the shareholders of the Acquired Fund to sell, exchange, or otherwise dispose of a number of the shares of the Acquired Fund (or the Acquiring Fund shares received in the Transaction), in connection with the Transaction, that would reduce the shareholders’ ownership of the shares of the Acquired Fund (or equivalent Acquiring Fund shares) to a number of shares that was less than 50% of the number of the shares of the Acquired Fund as of the Valuation Date.

(k)    The liabilities of the Acquired Fund assumed by the Acquiring Fund, and any liabilities to which the transferred assets of the Acquired Fund are subject, were incurred by the Acquired Fund in the ordinary course of its business.

(l)    The Acquiring Fund, the Acquired Fund, and the shareholders of the Acquired Fund will pay their respective expenses, if any, incurred in connection with the Transaction, except as provided in the following sentence.  Any expenses of the Acquired Fund or the Acquiring Fund that are paid or assumed by the investment advisor to the Acquired Fund and the Acquiring Fund will be solely and directly related to the Transaction in accordance with the guidelines established in Rev. Rul. 73-54, 1973-1 C.B. 187.

(m)            There is no intercorporate indebtedness existing between the Acquired Fund and the Acquiring Fund that was issued, acquired, or will be settled at a discount.

(n)    Each of the Acquiring Fund and the Acquired Fund has qualified, and will qualify at the time of the Transaction, as a “regulated investment company” within the meaning of Sections 368(a)(2)(F) and 851 of the Code.

(o)    The fair market value of the assets of the Acquired Fund transferred to the Acquiring Fund will equal or exceed the sum of the liabilities assumed by the Acquiring Fund, plus the amount of liabilities, if any, to which the transferred assets are subject.

(p)    During the five-year period ending on the date of the Transaction, the Acquiring Fund has not owned, directly or indirectly, any shares of the Acquired Fund.

(q)    The Acquired Fund is not under the jurisdiction of a court in a Title 11 or similar case within the meaning of Section 368(a)(3)(A) of the Code.

Hennessy Funds Trust
February 27, 2017

(r)    With respect to the Acquiring Fund, neither the Acquiring Fund nor any person related (within the meaning of § 1.368-1(e)(4) of the Treasury Regulations) to the Acquiring Fund has any plan or intention to acquire, during the five-year period beginning on the date of the Transaction, with consideration other than shares of the Acquiring Fund, the Acquiring Fund shares furnished in exchange for a proprietary interest in any Acquired Fund in the Transaction, either directly or through any agreement or arrangement with any other person, other than redemptions by the Acquiring Fund in the ordinary course of its business as a series of an open-end investment company pursuant to Section 22(e) of the 1940 Act.

(s)    With respect to the Acquired Fund and the Acquiring Fund, during the five-year period ending on the date of the Transaction: (i) neither the Acquiring Fund nor any person related (as defined in § 1.368-1(e)(4) of the Treasury Regulations) to the Acquiring Fund has acquired the Acquired Fund’s shares with consideration other than shares of the Acquiring Fund; (ii) neither the Acquired Fund nor any person related (as defined in § 1.368-1(e)(4) of the Treasury Regulations but without regard to § 1.368-1(e)(4)(i)(A) of the Treasury Regulations) to the Acquired Fund has acquired shares of the Acquired Fund with consideration other than shares of the Acquiring Fund or shares of the Acquired Fund, except for redemptions by the Acquired Fund in the ordinary course of its business as a series of an open-end investment company pursuant to Section 22(e) of the 1940 Act; and (iii) no distributions have been made with respect to the Acquired Fund’s shares (other than ordinary, normal, regular dividend distributions made pursuant to the Acquired Fund’s historic dividend paying practice), either directly or through any agreement or arrangement with any other person, except for distributions described in Sections 852 and 4982 of the Code as required for the Acquired Fund’s tax treatment as a RIC.

(t)    With respect to the Acquired Fund and the Acquiring Fund, the aggregate value of the acquisitions, redemptions, and distributions described in paragraphs (r) and (s) above does not exceed 50 percent of the value (without giving effect to such acquisitions, redemptions, and distributions) of the proprietary interest in the Acquired Fund on the date of the Transaction.

(u)    No cash will be distributed in lieu of fractional shares in the Transaction.

(v)    The total adjusted basis of the assets of the Acquired Fund transferred to the Acquiring Fund will equal or exceed the sum of the liabilities to be assumed by the Acquiring Fund, plus the amount of liabilities, if any, to which the transferred assets are subject.

(w)            No cash or property other than voting shares of the Acquiring Fund will be transferred by the Acquiring Fund to the Acquired Fund in the Transaction.

Hennessy Funds Trust
February 27, 2017

(x)    After the Transaction, no dividends or distributions will be made to the former shareholders of the Acquired Fund, other than dividends and distributions made with regard to the shares of the Acquiring Fund received by such shareholder in the Transaction.

(y)    At the time of the Transaction, no options, warrants, or rights are outstanding with respect to the shares of the Acquired Fund.  No options, warrants, or rights with respect to the shares of the Acquired Fund have been or will be redeemed in connection with the Transaction.

(z)    The Acquired Fund has not filed an election pursuant to Notice 88-19, 1988-1 C.B. 486, or § 1.337(d)-5 of the Treasury Regulations, to be subject to rules similar to the rules of Section 1374 of the Code with respect to any net built-in gain on any assets acquired from another corporation.

SCOPE OF OPINION

The opinion expressed herein is rendered only with respect to the specific matters discussed herein.  We express no opinion with respect to any other federal, state, local or foreign income tax or legal aspect of the Transaction, and no inference should be drawn with respect to any matter not expressly opined upon.

In connection with the preparation of this opinion, we have examined the Prospectus, the Plan, and such other documents concerning the Transaction as we have deemed necessary.  We have assumed for all purposes that the Transaction will be effected as set forth above and as described in the Plan and the Prospectus.  We have not made any independent investigation of the representations in connection with the Transaction.

Our opinion expressed herein is based upon existing law, regulations, administrative pronouncements, and judicial authority, all as in effect as of today’s date.  This opinion represents our best legal judgment as to the matters addressed herein, but is not binding on the Internal Revenue Service (“IRS”) or the courts.  Accordingly, no assurance can be given that the opinion expressed herein, if contested, would be sustained by a court.  Furthermore, the authorities upon which we rely may be changed at any time, potentially with retroactive effect.  No assurances can be given as to the effect of any such changes on the conclusions expressed in this opinion.

OPINION

Based upon the representations as set forth above, and subject to the conditions and limitations included in the portion of this letter entitled SCOPE OF OPINION, we are of the opinion that for federal income tax purposes:

(1)
The acquisition by the Acquiring Fund of all the assets of the Acquired Fund solely in exchange for the voting shares of the Acquiring Fund and the assumption by the Acquiring Fund of all the liabilities of the Acquired Fund, followed by the distribution of the voting shares of the Acquiring Fund by the Acquired Fund, as described above, should qualify as a reorganization within the meaning of Section 368(a) of the Code.  Each of the Acquiring Fund and the Acquired Fund should be “a party to a reorganization” within the meaning of Section 368(b) of the Code.

Hennessy Funds Trust
February 27, 2017

(2)
No gain or loss should be recognized by the Acquired Fund upon the transfer of all its assets to the Acquiring Fund solely in exchange for voting shares of the Acquiring Fund and the assumption by the Acquiring Fund of the liabilities of the Acquired Fund, if any, and the subsequent distribution of those shares of the Acquiring Fund to the Acquired Fund’s shareholders in liquidation thereof (Sections 361(a), 357(b), 357(c), 361(c) of the Code).

(3)
The Acquiring Fund should not recognize any gain or loss on the receipt of the assets of the Acquired Fund solely in exchange for the Acquiring Fund’s voting shares and the Acquiring Fund’s assumption of the Acquired Fund’s liabilities, if any (Section 1032(a) of the Code).

(4)
The basis of the assets of the Acquired Fund in the hands of the Acquiring Fund should be the same as the basis of those assets in the hands of the Acquired Fund immediately prior to the Transaction (Section 362(b) of the Code).

(5)	The Acquiring Fund’s holding period for the Acquired Fund’s assets acquired in the Transaction should include the period during which the Acquired Fund held such assets (Section 1223(2) of the Code).

(6)
No gain or loss should be recognized by the shareholders of the Acquired Fund upon the liquidation of the Acquired Fund and upon the receipt of voting shares of the Acquiring Fund solely in exchange for their shares in the Acquired Fund (Section 354(a) of the Code).

(7)
The adjusted tax basis of the shares of the Acquiring Fund received by a shareholder of the Acquired Fund should be the same as the adjusted tax basis of the shares of the Acquired Fund constructively surrendered in exchange therefor (Section 358(a)(1) of the Code).

(8)
The holding period of shares of the Acquiring Fund received in the Transaction by the shareholders of the Acquired Fund should include the period during which such shareholders held the shares of the Acquired Fund constructively surrendered in exchange therefor, provided that the Acquired Fund’s shareholders held the shares of the Acquired Fund as a capital asset on the date of the Transaction (Section 1223(1) of the Code).

Hennessy Funds Trust
February 27, 2017

(9)
Pursuant to Section 381(a) of the Code, the Acquiring Fund should succeed to and take into account the items of the Acquired Fund described in Section 381(c) of the Code, subject to the provisions and limitations specified in Sections 381, 382, 383, and 384 of the Code, and the Treasury Regulations thereunder.  Pursuant to Section 1.381(b)-1(a) of the Treasury Regulations, the taxable year of the Acquired Fund will end on the date of the Transaction.

The opinion described above is not free from doubt.  For the acquisition of the assets of the Acquired Fund pursuant to the Transaction to qualify as a reorganization under Section 368(a) of the Code, the Acquiring Fund must continue the historic business of the Acquired Fund or use a significant portion of the Acquired Fund’s historic business assets in a business.  Although the IRS has issued many private letter rulings upholding reorganization status for transactions involving regulated investment companies, the only published guidance on the subject is Revenue Ruling 87-76, 1987-2 C.B. 84.  In that ruling, the IRS held that the “continuity of business enterprise” requirement was not met in the case of an acquisition of the assets of an investment company that invested in corporate stocks and bonds by another investment company that invested in municipal bonds, because investing in corporate stocks and bonds is not the same line of business as investing in municipal bonds.  We believe the facts of this Transaction are distinguishable from those in the published ruling.

In view of the representations described in paragraphs (h) and (i) on pages 2-3 of this letter and in view of the similarities in the investment objectives of the Acquired Fund and the Acquiring Fund (which objectives are described in Schedule A), we are of the opinion that the “continuity of business enterprise” requirement should be deemed to be met with respect to the transfer of the assets of the Acquired Fund to the Acquiring Fund in the Transaction.  Nevertheless, as a result of the lack of authority on this issue, there exists some uncertainty as to whether the “continuity of business enterprise” requirement will be deemed to be met in the case of this transfer of assets pursuant to the Transaction.

The opinion expressed herein is for the exclusive benefit of the Acquired Fund, the Acquiring Fund, and their respective shareholders, and the Trust.  No other person shall be entitled to rely on this opinion.  We hereby consent to the references to our firm in the Prospectus and to the filing of this opinion as an exhibit to the Prospectus.  In giving this consent, we do not admit that we are experts within the meaning of Section 11 of the Securities Act of 1933, as amended, or within the category of persons whose consent is required by Section 7 of such Act.

Very truly yours,

/s/ Foley & Lardner LLP

FOLEY & LARDNER LLP

Schedule A

Fund	Investment Objective

Hennessy Large Value Fund (Acquired Fund)	The Hennessy Large Value Fund seeks long-term growth of capital and current income.
Hennessy Cornerstone Value Fund (Acquiring Fund)	The Hennessy Cornerstone Value Fund seeks total return, consisting of capital appreciation and current income.

Fund	Investment Policies

Hennessy Large Value Fund (Acquired Fund)
Under normal circumstances, the Fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in common stocks that are considered to be undervalued in relation to earnings, dividends and/or assets.  The Fund invests in stocks that, at the time of initial purchase, meet each of the following criteria:

•    stocks that the Portfolio Managers consider to be undervalued based on their earnings, dividends and/or assets or other widely recognized stock valuation measurements; and

•    stocks that the Portfolio Managers believe have sound businesses with good future potential based on their fundamental characteristics.

The Fund normally invests for the long term, but may sell a security at any time that the Fund’s Portfolio Managers consider it to be overvalued or otherwise unfavorable.  With respect to stocks, the Fund generally requires a minimum market capitalization of $1 billion at time of purchase, and there is no maximum market capitalization.

Investment Policies

Hennessy Cornerstone Value Fund (Acquiring Fund)
The Fund invests in larger, dividend-paying companies (companies with market capitalization that exceeds the average of the Capital IQ Database (the “Database”) by utilizing a highly disciplined, quantitative formula known as the Cornerstone Value Strategy® (the “Value Strategy”).

The Fund invests in both domestic and foreign companies whose securities are listed on a U.S. national securities exchange and American Depositary Receipts, which are U.S. dollar-denominated securities of foreign issuers traded in the U.S.  The Value Strategy then selects the 50 common stocks with the highest dividend yield as of the date of purchase from the Database that also meet the following criteria:

1.    Market capitalization that exceeds the Database average
2.    Number of shares outstanding that exceeds the Database average
3.    Twelve-month sales that are 50% greater than the Database average
4.    Cash flow that exceeds the Database average

The Fund purchases 50 stocks as dictated by the Value Strategy, weighted equally by dollar amount, with 2% of the portfolio’s assets invested in each. Using the Value Strategy, the universe of stocks is re-screened and the portfolio is rebalanced annually, generally in the winter. Stocks meeting the Value Strategy’s criteria not currently in the portfolio are purchased, and stocks that no longer meet the criteria are sold. Holdings of all stocks in the Fund that continue to meet the criteria are appropriately increased or decreased to result in an equal 2% weighting.